SilverBow Resources, Inc.

920 Memorial City Way, Suite 850

Houston, Texas 77024

June 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Arthur Tornabene-Zalas

Re:	Request for Acceleration of Effectiveness of
Registration Statement on Form S-3 (File No. 333-264936)

Ladies and Gentlemen:

SilverBow Resources, Inc. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-264936) be accelerated so that the Registration Statement will become effective on Wednesday, June 8, 2022, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Hillary H. Holmes of Gibson, Dunn & Crutcher LLP at (346) 718-6602.

Sincerely,

SILVERBOW RESOURCES, INC.

By:	/s/ Christopher M. Abundis
Christopher M. Abundis
Executive Vice President, Chief Financial Officer, General Counsel & Secretary

cc:	Hillary H. Holmes, Gibson, Dunn & Crutcher LLP